

Mail Stop 3030

April 2, 2009

<u>Via Facsimile and U.S. Mail</u>

Perry J. Grace
Executive Vice President and Chief Financial Officer
Zilog, Inc.
6800 Santa Teresa Boulevard
San Jose, California   95119

> **Re: Zilog, Inc**
> **Form 10-K for fiscal year ended March 31, 2008**
> **File No. 1-13748**

Dear Mr. Grace:

We have reviewed your letter dated March 24, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended March 31, 2008

Note 6. Stock-Based Compensation and Stockholders' Equity, page 61

1.   We note from your response to prior comment 3 that you calculate your estimated
        volatility based on a 50/50 blend of your historical volatility and a peer group
        implied volatility. In regards to your use of an implied volatility of a peer group,
        please explain to us in greater detail how your peer company analysis considers
        the factors in Questions 3 and 4 of SAB Topic 14.D.1.

         As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing responses to our comments.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202)
551-3616 if you have questions regarding comments on the financial statements and
related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting
Branch Chief at (202) 551-3643.

                                        Sincerely,

                                        Lynn Dicker
                                        Reviewing Accountant